                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                                ----------------

                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                             ----------------------

                      E. I. DU PONT DE NEMOURS AND COMPANY
                                (Name of Issuer)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                            PAR VALUE $.30 PER SHARE
                         (Title of Class of Securities)

                                   263534 10 9
                      (CUSIP Number of Class of Securities)

                              HOWARD R. RUDGE, ESQ.
                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                 (302) 774-1000

                                    -Copy to-

                               LOU R. KLING, ESQ.
                             MATTHEW J. MALLOW, ESQ.
                            EILEEN NUGENT SIMON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                TEL: 212-735-3000
                                FAX: 212-735-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                  JULY 12, 1999
                    (Date Tender Offer First Published, Sent
                          or Given to Security Holders)
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                            Calculation of Filing Fee

Transaction Valuation(1)                                  Amount of Filing Fee
         $10,238,426,595                                        $2,047,686

[ X ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $2,047,686 (2)

Form or Registration No.:           Registration Statement on Form S-4
                                    (No. 333-74823)

Filing party:                       Conoco Inc.

Date Filed:                         March 22, 1999, as amended on May 19, 1999,
                                    June 16, 1999, July 2, 1999 and July 9,
                                    1999.


---------
(1) Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This amount assumes the acquisition by E. I. du Pont de Nemours and Company of shares of its common stock for $69.1875 per share, the average of the high and low sales prices of a share of such common stock as reported on the New York Stock Exchange Composite Tape on July 8, 1999.

(2) A total of $2,846,282 was previously paid in connection with the Registration Statement on Form S-4 (No. 333-74823)

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         This Schedule 13E-4 relates to an offer by E. I. du Pont de Nemours and
Company ("DuPont") to exchange up to 436,543,573 Shares of Class B common stock of Conoco Inc., par value of $.01 per share (the "Conoco Class B Common Stock"), which DuPont owns, for shares of DuPont common stock, par value $.30 per share ("DuPont Common Stock"), held by United States persons, upon terms and subject to the conditions stated in the Offering Circular-Prospectus dated July 12, 1999 (the "Offering Circular-Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offering Circular-Prospectus, constitute the "Exchange Offer").

         The Offering Circular-Prospectus and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(4), are incorporated in this document by reference.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is E. I. du Pont de Nemours and Company, a Delaware corporation, which has its principal executive offices at 1007 Market Street, Wilmington, Delaware 19898.

         (b) Information regarding the exact title and the amount of DuPont Common Stock outstanding is set forth on the front cover page of the Offering Circular- Prospectus and in the section entitled "The Exchange Offer-Terms of the Exchange Offer" and is incorporated in this document by reference. With respect to the exact amount of DuPont Common Stock being sought and the consideration being offered for the shares of DuPont Common Stock, the information is set forth in the cover page of the Offering Circular - Prospectus and the sections of the Offering Circular-Prospectus entitled "Summary," "The Exchange Offer" and "Price Range of Conoco Class A Common Stock and Dividends," which are incorporated in this document by reference. With respect to whether any shares of DuPont Common Stock will be purchased from any officer, director or affiliate of DuPont, "Schedule A - Transactions Concerning Common Stock of DuPont" ("Schedule A") of the Offering Circular-Prospectus is incorporated in this document by reference.

         (c) Information with respect to principal market and pricing information is set forth in the section of the Offering Circular - Prospectus entitled "Price Range of DuPont Common Stock and Dividends" and is incorporated in this document by reference.

         (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The consideration being offered by DuPont in exchange for the shares of DuPont Common Stock is up to 436,543,573 shares of Conoco Class B Common Stock owned by DuPont. The information set forth in the sections of the Offering Circular - Prospectus entitled

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"The Exchange Offer - Terms of The Exchange Offer" is incorporated in this document by reference.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The information set forth on the front cover page of the Offering Circular Prospectus and the sections entitled "The Transaction-Background and Purpose," "The Transaction-Effects" and "The Exchange Offer-Terms of the Exchange Offer" are incorporated in this document by reference.

         (b) The information set forth on the front cover page of the Offering Circular-Prospectus and the sections entitled "The Transaction-Background and Purpose" and "The Transaction-Effects" are incorporated in this document by reference.

         (c) The information set forth on the front cover page of the Offering Circular-Prospectus and the sections entitled "The Transaction-Background and Purpose" and "The Transaction-Effects" are incorporated in this document by reference.

         (d) The information set forth in the section of the Offering Circular-Prospectus entitled "Management" is incorporated in this document by reference.

         (e) The information set forth in the sections of the Offering Circular-Prospectus entitled "The Transaction-Effects" and "Unaudited Pro Forma Consolidated Financial Statements of DuPont" are incorporated in this document by reference.

         (f) The information set forth in the sections of the Offering Circular-Prospectus entitled "The Transaction-Effects," "Unaudited Pro Forma Consolidated Financial Statements of DuPont" and "Arrangements Between Conoco and DuPont" are incorporated in this document by reference.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

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         Except as set forth in Schedule A to the Offering Circular-Prospectus which is incorporated in this document by reference, no transaction with respect to the shares of DuPont Common Stock was effected during the period of 40 business days prior to the date hereof by DuPont, or to DuPont's knowledge, its directors or executive officers, or any of the directors or executive officers of any of its subsidiaries, or any associate or subsidiary of any such person (including any director or executive officer of any such subsidiary).

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Neither DuPont nor, to the best of DuPont's knowledge, any of its directors or executive officers, or any of the directors or executive officers of any of its subsidiaries, is party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exchange Offer with respect to any securities of DuPont required to be disclosed in this document.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither DuPont nor any person on behalf of DuPont will pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting exchanges of the shares of DuPont Common Stock except as set forth in the section of the Offering Circular-Prospectus entitled "The Exchange Offer-Fees and Expenses" which is incorporated in this document by reference. Regular employees of DuPont may solicit exchanges from holders of the shares of DuPont Common Stock but they will not receive additional compensation for doing so.

ITEM 7.  FINANCIAL INFORMATION.

         (a) The financial information set forth in the sections of the Offering Circular-Prospectus entitled "Summary-Summary Historical and Pro Forma
Financial Data of DuPont," "Selected Historical and Pro Forma Financial Data of DuPont" and DuPont's 1998 Annual Report to Shareholders for the fiscal year ended December 31, 1998 and the financial statements included therein, which we have incorporated by reference in the Offering Circular-Prospectus, are also incorporated in this document by reference.

         (b) The pro forma information set forth in the sections of the Offering Circular-Prospectus entitled "Summary-Summary Historical and Pro Forma
Financial Data of DuPont", "Selected Historical and Pro Forma Financial Data of DuPont," and "Unaudited Pro Forma Consolidated Financial Statements of DuPont" are incorporated in this document by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) None.

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         (b) The information set forth in the section of the Offering Circular -
Prospectus entitled "The Transaction - Regulatory Approvals" is incorporated in this document by reference.

         (c) Not applicable.

         (d) None.

         (e) Additional information with respect to the Exchange Offer and related matters is included throughout the Offering Circular-Prospectus and the Letter of Transmittal, which are enclosed with this document as Exhibits
(a)(2) and (a)(4), respectively, and which are incorporated in this document by reference in their entirety. DuPont reserves the right to exclude holders in any jurisdiction in which it is asserted that the Exchange Offer cannot lawfully be made. So long as DuPont makes a good faith effort to comply with any state law deemed applicable to the Exchange Offer, if it cannot do so, DuPont believes that the exclusion of holders residing in such state(s) is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. DuPont is not aware of any jurisdiction in the United States in which the making of the Exchange Offer or the tender of the shares of DuPont Common Stock would not be in compliance with the laws of such jurisdiction.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)     Press Releases dated July 9, 1999, July 9, 1999, and July
                    12, 1999.

         (a)(2)     Offering Circular - Prospectus dated July 12, 1999.

         (a)(3)     Letter from DuPont to stockholders.

         (a)(4)     Letter of transmittal.

         (a)(5)     Notice of guaranteed delivery.

         (a)(6)     Letter from DuPont to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees.

         (a)(7)     Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and other Nominees.

         (a)(8)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

         (a)(9) Letters from Trustees or Administrators of DuPont or DuPont affiliated company savings plans.

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
         (a)(10)    Notice to Participants in a Blueprint brokerage account at
                    Merrill Lynch of DuPont.

         (a)(11)    Summary advertisement to be printed in the press on July 12, 1999.

         (a)(12)    Correspondence to employees of DuPont.

         (a)(13)    Correspondence to employees of Conoco.

         (b)        Not applicable.

         (c)        Not applicable.

         (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.

         (e)        See Exhibit (a)(2) above.

         (f)        Not applicable.

         (g)(1)     Consolidated Financial Statements as of and for the Year
                    Ended December 31, 1998 (audited, except for Quarterly
                    Financial Data and Five-Year Financial Review).

         (g)(2)     Consolidated Financial Statements as of and for the Three
                    Months Ended March 31, 1999 (unaudited).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 1999                    E. I. du Pont de Nemours and Company


                                         By /s/ Gary M. Pfeiffer
                                           ------------------------------------
                                         Name:  Gary M. Pfeiffer
                                         Title: Senior Vice President and
                                                Chief Financial Officer

                                        8
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                                 EXHIBIT INDEX

         (a)(1)     Press Releases dated July 9, 1999, July 9, 1999, and July
                    12, 1999.

         (a)(2)     Offering Circular - Prospectus dated July 12, 1999.

         (a)(3)     Letter from DuPont to stockholders.

         (a)(4)     Letter of transmittal.

         (a)(5)     Notice of guaranteed delivery.

         (a)(6)     Letter from DuPont to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees.

         (a)(7)     Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and other Nominees.

         (a)(8)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

         (a)(9) Letters from Trustees or Administrators of DuPont or DuPont affiliated company savings plans.

         (a)(10) Notice to Participants in a Blueprint brokerage account at Merrill Lynch of DuPont.

         (a)(11)    Summary advertisement to be printed in the press on July 12, 1999.

         (a)(12)    Correspondence to employees of DuPont.

         (a)(13)    Correspondence to employees of Conoco.

         (b)        Not applicable.

         (c)        Not applicable.

         (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.

         (e)        See Exhibit (a)(2) above.

         (f)        Not applicable.

         (g)(1)     Consolidated Financial Statements as of and for the Year
                    Ended December 31, 1998 (audited, except for Quarterly
                    Financial Data and Five-Year Financial Review).

         (g)(2)     Consolidated Financial Statements as of and for the Three
                    Months Ended March 31, 1999 (unaudited).
